EXHIBIT 28

Meilee Smythe                                                      Embargo until
Senior Vice President - Treasurer                             6:00 a.m. (E.S.T.)
602/ 207-2664

                              THE FINOVA GROUP INC.

                  Announces 22% Increase in Net Income for 1998


PHOENIX, ARIZ., JAN. 14, 1999 - The FINOVA Group Inc. (NYSE: FNV) today announced record net income of $169.7 million ($2.86 per diluted share) for the year ended Dec. 31, 1998, compared to $139.1 million ($2.42 per diluted share) for 1997, a 22% increase in net income and an 18% increase in diluted earnings per share. The computation of earnings per share for 1998 includes 1.7 million additional shares issued in the fourth quarter of 1997 to purchase the business of FINOVA Realty Capital (FRC).

For the fourth quarter of 1998, net income was $46.5 million ($0.79 per diluted share) compared to $38.8 million ($0.66 per diluted share) in the fourth quarter of 1997, an increase of 20% for both net income and diluted earnings per share.

FINOVA Chairman and CEO Sam Eichenfield commented, "I'm extremely pleased with the performance of the company in 1998, which included improved performances by substantially all of the FINOVA businesses. The year's results further reinforce the value of having a number of diversified businesses as well as the acquisitions made in the latter part of 1997. An example of this acquired value was demonstrated by FINOVA Realty Capital which overcame difficult market conditions to originate and sell approximately $500 million of commercial mortgage backed securities (CBMS) in the fourth quarter of 1998, resulting in net CMBS gains of $23.1 million for the quarter."

New business for the fourth quarter of 1998 was $3.1 billion, consisting of $1.2 billion of new leases and loans and $1.9 billion of fee-based volume, compared to total new business of $2.9 billion for the fourth quarter of 1997. For the year, new business totaled $11.2 billion compared to $7.8 billion in 1997, with the backlog of new business at $1.9 billion, a level 21% higher than Dec. 31, 1997.

Operating margins grew by 15% to $148.8 million in the fourth quarter of 1998 compared to the same period in 1997, and by 21% to $550.3 million for all of 1998. Operating margins as a percentage of average earning assets remained consistent at 6.4% for both the fourth quarter and full year 1998 which compares to 6.6% and 6.2% for the respective 1997 periods.

"Our portfolio grew by more than 19% for the year to $10.5 billion, culminating with an outstanding fourth quarter that grew by an annualized rate of 26%," Eichenfield said. "This substantial growth was achieved without compromising our underwriting standards thus preserving the high quality of the portfolio." Nonaccruing assets were at 2.0% of managed assets, while net write-offs for the quarter and twelve-month periods of 1998 were $19.8 million and $56.8 million, respectively, compared to $14.0 million and $43.2 million for the equivalent periods in 1997. The reserve for credit losses remained at 2.0% of managed assets and increased to 101.2% of nonaccruing assets at Dec. 31, 1998 from 94.5% at Dec. 31, 1997. Loss provisions to cover write-offs and the portfolio growth were $37.7 million in the fourth quarter of 1998 compared to $20.9 million for the comparable 1997 period.

Net gains on sale of assets for the fourth quarter of 1998 totaled $30.8 million versus $7.9 million for the same period in 1997. The amount included traditional gains from the sale of residuals and other assets plus substantial gains recorded from the sale of loans via the CMBS market. As noted earlier, net gains realized from the CMBS market totaled $23.1 million during the quarter, which were net of recognized hedge losses of $7.9 million.

Operating expenses for the fourth quarter and full year 1998 were $65.2 million and $241.1 million, respectively, compared to $53.3 million and $190.5 million for the same periods in 1997. The 1998 periods included expenses related to FRC, acquired in the fourth quarter of 1997, which typically run higher than FINOVA's traditional commercial finance businesses. Operating expenses as a percentage of operating margins were 43.9% and 43.8% for the fourth quarter and full year 1998, respectively, compared to 41.2% and 41.8% for the comparable 1997 periods. Excluding the FRC expenses, FINOVA's operating expense ratio would have been 41.4% and 41.1% for the fourth quarter and year ended Dec. 31, 1998, respectively.

Income taxes were higher in the 1998 periods due to the increase in pre-tax income as well as to the realization of certain tax credits in the 1997 periods.

The FINOVA Group Inc., through its principal operating subsidiary, FINOVA Capital Corporation, is one of the nation's leading financial services companies focused on providing a broad range of capital solutions primarily to midsize business. FINOVA is headquartered in Phoenix with business development offices throughout the U.S. and in London, U.K., and Toronto, Canada. FINOVA was recently named one of FORTUNE's "Best 100 Companies To Work For In America." For more information, visit the company's website at www.finova.com.

                                       ###

                              The FINOVA Group Inc.
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                  (Dollars in Thousands, except per share data)


                                   Quarter Ended            Twelve Months Ended
                                    December 31,                December 31,
                             -------------------------  ------------------------
                                 1998           1997        1998         1997
                                 ----           ----        ----         ----
Interest earned from
 financing transactions      $   251,005  $   208,274  $   905,775  $   781,076
Operating lease income            28,095       31,756      116,202      116,920
Interest expense                (131,566)    (111,446)    (479,360)    (416,093)
Operating lease depreciation     (18,541)     (21,203)     (70,081)     (72,989)
                             -----------  -----------  -----------  -----------
Interest margins earned          128,993      107,381      472,536      408,914
Volume-based fee income           19,777       21,774       77,723       46,728
                             -----------  -----------  -----------  -----------
Operating margin                 148,770      129,155      550,259      455,642
Provision for credit losses      (37,700)     (20,900)     (82,200)     (69,200)
Gains on disposal of assets       30,781        7,854       55,024       30,261
Selling, administrative and
 other operating Expenses        (65,241)     (53,262)    (241,074)    (190,525)
                             -----------  -----------  -----------  -----------
Income before income taxes        76,610       62,847      282,009      226,178
Income taxes                     (29,173)     (23,134)    (108,490)     (83,088)
                             -----------  -----------  -----------  -----------
Income before preferred
 dividends                        47,437       39,713      173,519      143,090
Preferred dividends, net
 of tax                             (945)        (945)      (3,782)      (3,992)
                             -----------  -----------  -----------  -----------

Net Income                   $    46,492  $    38,768  $   169,737  $   139,098
                             ===========  ===========  ===========  ===========

Basic earnings per share     $      0.84  $      0.70  $      3.03  $      2.56
                             ===========  ===========  ===========  ===========
Basic average shares
 outstanding                  55,358,000   55,673,000   55,946,000   54,405,000
                             ===========  ===========  ===========  ===========

Diluted earnings per share   $      0.79  $      0.66  $      2.86  $      2.42
                             ===========  ===========  ===========  ===========
Average shares outstanding
 assuming dilution            59,848,000   60,552,000   60,705,000   59,161,000
                             ===========  ===========  ===========  ===========
Dividends declared per
 common share                $      0.16  $      0.14  $      0.60  $      0.52
                             ===========  ===========  ===========  ===========

                              The FINOVA Group Inc.
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                   As of December 31,
                                        ---------------------------------------
FINANCIAL POSITION:                        1998           1997          1996
                                           ----           ----          ----
Ending funds employed                   $10,011,536    $8,399,456    $7,298,759
Securitizations and participations
 sold(2)                                    537,596       457,967       364,546
                                        -----------    ----------    ----------
 Total managed assets                    10,549,132     8,857,423     7,663,305
Reserve for credit losses                   207,618       177,088       148,693
Nonaccruing assets                          205,233       187,356       155,505
Nonaccruing assets as % of managed
 assets (3)                                     2.0%          2.1%          2.0%
Reserve for credit losses as a % of:
 Ending managed assets (3)(4)                   2.0%          2.0%          2.0%
 Nonaccruing assets                           101.2%         94.5%         95.6%
Total debt                              $ 8,394,578    $6,764,581    $5,850,223
Preferred securities                        111,550       111,550       111,550
Common shareowners' equity                1,177,345     1,090,454       929,591
Backlog                                   1,935,106     1,601,218     1,477,239
Common shares repurchased                 1,299,207     1,035,800            --
Leverage (debt to common and
 preferred equity)                             6.5x          5.6x          5.6x


                                 For the Quarter Ended      For the Year Ended
                                     December 31,              December 31,
                                 ----------------------  ----------------------
PERFORMANCE HIGHLIGHTS:             1998         1997       1998         1997
                                    ----         ----       ----         ----
Average managed assets          $10,305,265  $8,636,826  $9,500,539  $8,153,076
Average earning assets (5)        9,277,961   7,806,934   8,544,431   7,356,845
New business                      1,238,803   1,000,383   3,979,265   3,311,105
Fee-based volume                  1,856,692   1,860,586   7,257,003   4,532,494
Net write-offs                       19,828      14,035      56,758      43,200
Net write-offs (annualized) as
a % of Average managed assets(3)       0.78%       0.66%       0.60%       0.54%
Operating margin (annualized) as
 a % of average earning assets          6.4%        6.6%        6.4%        6.2%
Interest margins earned
 (annualized) as a % of average
 earning assets                         5.6%        5.5%        5.5%        5.6%
Selling, administrative and other
 Operating expenses as a % of
 operating margin                      43.9%       41.2%       43.8%       41.8%
Selling, administrative and other
  Operating expenses as a % of
  operating margins plus gains         36.3%       38.9%       39.8%       39.2%
Return (annualized) on average
 Common equity                         16.1%       14.7%       14.9%       14.3%

----------
(1) Averages for the periods presented are based on month-end balances.
(2) Securitizations are assets sold under securitization agreements and managed by the Company.
(3) Excludes participations sold in which the Company has transferred credit risk.
(4) Excludes financing contracts held for sale.
(5) Average earning assets equal average funds employed less average deferred taxes on leveraged leases and average nonaccruing assets.